

November 22, 2022

Hayden Brown
President and Chief Executive Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, California 94107

   Re: Upwork Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed February 15, 2022
     Form 10-Q for the Quarter Ended September 30, 2022
     Filed October 26, 2022
     File No. 001-38678

Dear Hayden Brown:

   We have reviewed your November 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

Form 10-Q for the Quarter Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics
Non-GAAP Financial Measures, page 19

1. We note your response to prior comment 3. Please provide us with further information regarding the nature of adjustment (a) special one-time payments to team members in the impacted regions and (d) operational costs related to humanitarian programs. In this regard, tell us the basis for bonus payments, how you determined who would receive such payments, how amounts were calculated, and how you determined that such payments are incremental to your normal operations.

<u>General</u>

2.   We note your response to prior comment 5. Please provide the analysis requested regarding whether the company or any of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"). In your response, include all relevant calculations under Section 3(a)(1)(C), identifying each constitute part of the numerator(s) and denominator(s). We note that this calculation must be performed on an unconsolidated basis.

3.   We note your response to prior comment 5. To the extent you intend to rely on Rule 3a-8 under the 1940 Act, please provide additional detail on your intended reliance on Rule 3a-8 going forward, particularly as to whether you intend to continue to operate such that in each instance the research and development expenses for each of the prior four fiscal quarters combined account for 20% or more of the company's total expenses.

4.   Please include a risk factor describing the risks presented if the company is determined to be an investment company required to be registered under the 1940 Act. In this regard, explain which, if any, exclusions and/or exemptions you intend to rely on in order to avoid being deemed an "investment company" required to be registered under the 1940 Act and address potential liabilities, rescission rights, and other adverse consequences which may impair or prevent future operations by you and your affiliates, if applicable.

 You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Brian Levey